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                     September 22, 2022

       Robert Amaral
       Chief Executive Officer
       Exeo Entertainment, Inc.
       4478 Wagon Trail Ave.
       Las Vegas, NV 89118

                                                        Re: Exeo Entertainment,
Inc.
                                                            Form 10-K for
Fiscal Year Ended November 30, 2021
                                                            Form 8-K dated
January 7, 2022
                                                            Filed April 14,
2022
                                                            File No. 333-190690

       Dear Mr. Amaral:

              We issued comments on the above captioned filings on August 4, 2022. On September 1,
       2022, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff 's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

               Please contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert
       Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology